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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting    NATIONAL BROADCASTING COMPANY, INC.
    Person*                          (Last)         (First)       (Middle)

                                     30 Rockefeller Plaza
                                                   (Street)

                                     New York      New York          10112
                                     (City)         (State)          (Zip)


2.  Date of Event Requiring          (Month/Day/Year)
    Statement                        5/10/99

3.  IRS or Social Security Number
    of Reporting Person
    (Voluntary)


4.  Issuer Name and Ticker or        Xoom.com, Inc. ("XMCM")
    Trading Symbol

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5.  Relationship of Reporting        ___ Director       _X_   10% Owner
    Person(s) to Issuer              ___ Officer (give  ___   Other (specify
       (Check all applicable)                    title below)       below)


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group         X  Form filed by One Reporting
    Filing(1)                             Person
    (Check Applicable Line)          ___ Form filed by More than One
                                         Reporting Person



































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FORM 3 (continued)


1.  Title of Security                Common Stock
    (Instr. 4)


2.  Amount of Securities             No securities beneficially owned.
    Beneficially Owned               See attachment.
    (Instr. 4)


3.  Ownership Form:  Direct (D) or
    Indirect (I) (Instr. 5)


4.  Nature of Indirect Beneficial
    Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

                                                                      (Over)
                                                             SEC 1473 (7-96)





















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FORM 3 (continued)

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security      Option Agreement(2)
    (Instr. 4)


2.  Date Exercisable and Expiration   Date Exercisable
    Date                              See(3)
    (Month/Day/Year)
                                      Expiration Date


3.  Title and Amount of Securities    Title
    Underlying Derivative Security    Common Stock
    (Instr. 4)
                                      Amount or Number of Shares(4)
                                      3,415,249


4.  Conversion or Exercise Price of   $73.50
    Derivative Security


5.  Ownership Form of Derivative      D
    Security:  Direct (D) or
    Indirect (I)
    (Instr. 5)


6.  Nature of Indirect Beneficial
    Ownership
    (Instr. 5)

Explanation of Responses:

(1) The Reporting Person and its affiliates, General Electric Company and National Broadcasting Company Holding, Inc. may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. The Reporting Person does not affirm the existence of a "group" for such purposes and this statement should not be construed as an admission that the Reporting Person is the beneficial owner of any securities other than those set forth on this Form 3.
(2) The Option Agreement, dated as of May 9, 1999, between Xoom.com, Inc. and National Broadcasting Company, Inc.

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(3) The Option Agreement is not currently exercisable but becomes exercisable on the occurrence of certain events as specified therein, such as receipt by the Issuer of certain proposals for business combinations, recommendations, authorizations or proposals by the Issuer to engage in certain business combinations, failure by the Issuer to adopt the Agreements (as defined below), and certain breaches or terminations of any of the Agreements by the Issuer.
(4) Provided that in no event shall the number of shares of common stock for which the option is exercisable exceed 19.9% of the issued and outstanding shares of common stock at the time of exercise without giving effect to the shares subject or issued pursuant to the Option.

                                                  May 19, 1999

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 781(A)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

                                               By: /s/ Mark W. Begor
                                                  -------------------------
                                                  Name:  Mark W. Begor
                                                  Title: Executive Vice
                                                         President

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



















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Form 3 (continued)

                             Attachment to Form 3


Reporting Person: National Broadcasting Company, Inc.

Address:          30 Rockefeller Plaza, New York, NY 10012

Issuer and Ticker Symbol:   Xoom.com, Inc. ("XMCM")

Date of Event Requiring Statement:   5/10/99

On May 9, 1999, National Broadcasting Company, Inc. and certain of its affiliates (collectively, "NBC"), Xoom.com, Inc. ("Xoom") and certain of its subsidiaries, CNET, Inc. ("CNET") and Snap! LLC entered into a series of definitive agreements (the "Agreements") relating to the formation of a new company to be named NBC Internet, Inc. ("NBCi") upon consummation of all the transactions contemplated by the Agreements. NBCi is expected to include the businesses of Xoom, Snap! LLC and certain of NBC's internet assets (including NBC.com, Videoseeker.com and NBC Interactive Neighborhood) and a 10% ownership interest in CNBC.com. The first transaction will be effected by a merger of Xoom with a subsidiary of NBCi followed by NBCi acquiring CNET's ownership interest in Snap! LLC. In a subsequent transaction, Neon Media Corporation ("NMC"), a newly formed entity which will own the NBC internet assets discussed above, is expected to be merged with NBCi and NBC's ownership interests in Snap! LLC are expected to be contributed to NBCi.

In consideration of the Agreements, NBC, Xoom, Flying Disc Investments Limited Partnership, a Nevada limited partnership ("Flying Disc") and Chris Kitze (together with Flying Disc, the "Holders"), and CNET entered into a Voting Agreement (the "Voting Agreement"), on May 9, 1999, pursuant to which, among other things, the Holders (i) agreed to vote (or cause to be voted) all of the shares beneficially owned by such Holders on the record date of such vote or action (a) in favor of the adoption of the Agreements and the approval of the terms thereof and each of the other transactions contemplated by the Agreements; and (b) prior to the effective time of the merger of NMC with NBCi, against certain business combination transactions and transactions relating to the acquisition or purchase of 20% or more of the assets or any class of equity securities of Xoom or any of its subsidiaries and against any amendment of Xoom's certificate of incorporation or bylaws or other proposal, action or transaction involving Xoom or any of its subsidiaries which amendment or other action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Agreements and (ii) appointed NBC and the President and Treasurer of NBC and the Secretary of NBC, in their respective capacities as officers of NBC, and any individual who shall succeed to any such office of

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NBC, and any other designee of NBC, each of them individually, such Holder's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to such Holder's shares of Common Stock. The Voting Agreement terminates on the earlier of (i) the consummation of the merger of NMC with and into NBCi; and (ii) the termination of the agreement pursuant to which the merger of NMC and NBCi will be effected.

On May 9, 1999, the Holders beneficially owned 3,350,680 shares of the Company Common Stock, which amounted to 19.5% of the total outstanding shares of common stock of the Company. These 3,350,680 shares of Common Stock include 3,350,680 shares of Common Stock held by Flying Disc Investments Limited Partnership ("Flying Disc"), a Nevada limited partnership, of which Mr. Chris Kitze is a general partner. Mr. Kitze may be deemed to be the beneficial owner of the shares held by Flying Disc.

NBC may be deemed to be, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), a beneficial owner of all shares beneficially owned by the Holders, provided, however, that NBC expressly disclaims any pecuniary interest in such shares.





























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